(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23084
CUSIP NUMBER

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integrated Silicon Solution, Inc.

Full Name of Registrant

Former Name if Applicable

2231 Lawson Lane

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As described in its current report on Form 8-K dated August 9, 2006, the Board of Directors of Integrated Silicon Solution Inc. (the “Company”) established a committee of independent directors to conduct an internal review of the Company’s historical practices of granting stock options. On October 19, 2006, the Company’s Board of Directors, with the concurrence of the independent committee, determined that the Company should restate its financial statements for various periods since the Company’s IPO in February 1995, and that the Company’s financial statements and the related reports of the Company’s independent registered public accounting firm, Ernst & Young LLP, and all related earnings press releases and communications relating to periods after the Company’s initial public offering in February 1995, should not be relied upon. Although the work of the independent committee is now substantially completed, the Company is still reviewing the details of the proposed restatement with the independent committee and the Company’s independent registered public accounting firm. Until this review is completed, the Company will be unable to prepare and file its Annual Report on Form 10-K for the fiscal year ended September 30, 2006. The Company intends to file its Form 10-K as soon as practicable after the completion of the restatement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott D. Howarth (Name)	408 (Area Code)	969-6600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-Q for quarter ended June 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue in the fourth fiscal quarter ending September 30, 2006 was $59.0 million compared with $61.5 million in the September 2005 quarter. Due to the continuing internal investigation of its past stock option granting practices by an independent committee of the Board of Directors, the Company is not providing further financial information for the fiscal quarter or year ended September 30, 2006.

Integrated Silicon Solution Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 15, 2006	By:	/s/ Scott D. Howarth
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

2